Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF AN ARTICLE BY BRENT HANDLER (CHIEF EXECUTIVE OFFICER, INSPIRATO LLC) PUBLISHED ON PHOCUSWIRE, DATED AUGUST 20, 2021.

HOW SUBSCRIPTION MODELS CAN DEMOCRATIZE LUXURY TRAVEL

Coming out of the pandemic and even before, there’s been an unmistakable trend toward disruption and rewriting the rules of engagement in the accommodations space.

The lines between traditional lodging alternatives, shared arrangements and other forms of temporary accommodation continue to blur; at the same time, the rise of lifestyle-driven offerings continues to at once remake and respond to changing consumer expectations and preferences.

Nowhere is this more clear than in luxury travel, which is poised to eclipse $1 trillion in market value, according to a recent study.

The evolution of travel services and accommodations in the luxury segment should inform the strategic thinking of developers, owners and operators, across all asset classes – and may help set the stage for a future wave of investment in the sector.

What factors should players in the space consider?

What luxury travelers really want

American writer Henry Miller said it best: “One’s destination is never a place, but a new way of seeing things.”

The experience of luxury travel often involves carefully architected travel planning (even when the destination is not luxurious or glamorous); journeying via the most comfortable and convenient transportation options; and accessing stopping points and experiences that are rare, memorable and usually inaccessible at lower price points.

Sustainability, a sense of history and place and best-in-class service are also top of mind for luxury travelers, according to Virtuoso.

Above all, these travelers place a premium on time.

For the affluent consumer whose every moment is aimed at the next stop on a busy calendar, time lost on unnecessary travel logistics or inefficiently planned itineraries is unacceptable; a multi-day stay at a property that does not promise what was delivered, is a catastrophe.

Avoiding such outcomes is the work of high-end travel agents, planners and travel providers.

Enabling the machinery of luxury travel planning to work efficiently and effectively, is the province of technology.

Increasingly, subscription-based innovation is being seen as a bridge that can join the affluent consumer’s desire for seamless, efficient travel experiences with accelerated upside for the B2B travel purveyor.

Why subscriptions?

Just ask any subscriber to Netflix or Peloton.

According to McKinsey & Company, “For consumers, subscription products ... offer a convenient, personalized and often lower-cost way to buy what they want and need.”

Our experience at Inspirato is that subscription-based purchases enable travelers not only to save on nightly rates—but to travel more, and to more places, enjoying great experiences in each destination.

Emerging from the pandemic, our bookings have rebounded smartly – with feedback from our customers indicating a solid resilience in the desire for subscription luxury travel.

In other words, for the discerning consumer, subscription travel is a way of increasing the diversity of travel experience, the ease and flexibility with which it can be booked and the certainty of a seamless, often surprisingly personalized experience.

For hotels, real estate owners and other accommodation providers, the obvious benefits are predictability and profitability. Subscriptions help solve the challenge of unbooked inventory, producing incremental occupancy and forecastable cash flow, at shoulder times as well as at busier moments on the calendar.

But that is just the beginning.

Allocating inventory to a subscription-based provider avoids brand degradation from discounting, especially in the luxury sector. It diverts guests from traditional opaque and “flash sale” channels. And it provides a brand-aspirational platform for driving new trial with negligible customer acquisition cost.

In sum, the subscription model helps drive sales efficiently and effectively, without negative impacts to marketing spend, brand equity or loyalty.

As the technology undergirding the subscription travel model builds out further, it will provide additional avenues to ancillary revenue, providing luxury brand executives and property owners with previously untapped avenues for increasing subscriber revenues.

As a company, we’ve already started to see the economic benefits of growth in the subscription space.

Equally interesting is the way in which it advances the broader industry’s move toward what has been called the democratization of travel.

In a world where you can have any type of cuisine delivered to your doorstep in an hour, or watch the greatest artists perform at the height of their careers from the comfort of your living room, why would travelers not be able to choose from the world’s finest hotels, resorts and real estate destinations, mixing and matching dates, locations and experiences to suit needs and budgets with a guarantee of quality and five-star service?

The new world of subscription travel makes it possible.

For owners, operators and brands, here is the best part: The same model makes possible greater efficiency, higher occupancy, improved economic utilization and increased RevPAR. It can serve as a support, maybe even an antidote, to the convergence of heightened consumer expectations and the pricing pressure of an increasingly fragmented, competitive marketplace in a post-COVID world.

As the subscription model continues to evolve, there’s every reason to believe the benefits on both sides will continue to increase and deepen—with the travel industry benefitting from the trend toward the expanded economic growth and diversified revenue streams that have bolstered online retail and other verticals under the subscription model.

Welcome to the world of democratized luxury travel.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.